

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 28, 2017

<u>Via E-mail</u>
Scott C. Schroeder
Chief Financial Officer
Cabot Oil & Gas Corporation
Three Memorial City Plaza
840 Gessner Road, Suite 1400
Houston, Texas 77024

   Re: Cabot Oil & Gas Corporation
     Form 10-K for the Fiscal Year Ended
     December 31, 2016
     Filed February 27, 2017
     File No. 1-10447

Dear Mr. Schroeder:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             /s/ Brad Skinner

             Brad Skinner
             Senior Assistant Chief Accountant
             Office of Natural Resources